September 10, 2009

Filed as Correspondence

Mr. John Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance/Mail Stop 4631

United States Securities and Exchange Commission

Washington, D.C. 20549-4631

Submitted via EDGAR

RE:	Snap-on Incorporated
Response letter addressing Form 10-K for the fiscal year ended
January 3, 2009, filed February 18, 2009
Commission File No. 1-7724

Dear Mr. Hartz:

Set forth in this letter is the response of Snap-on Incorporated (“Snap-on” or the “Company”) to the Staff’s additional comment, dated July 21, 2009, regarding the Company’s 2009 annual meeting proxy statement.  In an exchange of voicemails with Mr. King, we stated that we would submit our response by September 14, 2009.  Snap-on’s response is cross-referenced to the numbered comment in your letter.  In addition, we included the text of the comment in your letter.

In responding to your letter, we use the terms “we,” “our,” “Snap-on,” or the “Company” to refer to Snap-on Incorporated and its Organization and Executive Compensation Committee generally, not specifically to any individuals in particular.

Definitive Proxy Statement Filed March 10, 2009

Comment 1:  Executive Compensation, page 19; Compensation Discussion and Analysis, page 19; Total Direct Compensation—Cash and Incentive, page 22; Annual Incentives, page 23

We note your response to comment two in our letter dated May 21, 2009.  Please provide us with a more detailed analysis as to why you would suffer competitive harm if you disclosed the business unit financial targets.  Please focus your analysis on the issues you

2801 80th Street, Kenosha Wisconsin 53143	Writer’s Direct Line: 262/656-5560
Secretary’s Line: 262/656-5379
Fax Line: 262/656-5127

identify in the first two paragraphs of the “Competitive Harm” section of Annex A to your letter dated June 24, 2009.

Response:

In response to the information requested by the Staff, pursuant to Rule 418 promulgated under the Securities Act of 1933 and Rule 12b-4 promulgated under the Securities Exchange Act of 1934, the Company is providing under separate cover an analysis of how the disclosure of business unit financial targets would result in competitive harm.  In accordance with this request and consistent with the protection of investors and the provisions of the Freedom of Information Act, the Company requests that the Staff return the supplemental material to the Company at the address listed above after the Staff has completed its review.  Additionally, the Company has requested that the Staff afford confidential treatment under the Freedom of Information Act to this information pursuant to the provisions of 17 C.F.R. Section 200.83.

As previously noted in the Company’s response dated June 24, 2009, we annually consider whether the reasons set forth in our confidential response for keeping this information confidential remain effective, and whether such reasons meet the standards for confidential treatment.  We also consider whether this information may have been made public by the Company in another context.

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Please contact me by phone at (262) 656-5560 or by FAX at (262) 656-5127 if you need further clarification or have further questions.  You may also contact our outside counsel, Ken Hallett of Quarles & Brady LLP, at (414) 277-5345.

Sincerely,

/s/ Irwin M. Shur

Irwin M. Shur

Vice President, General Counsel and Secretary

Snap-on Incorporated

cc:	Ms. Patricia Armelin
Staff Accountant
Division of Corporation Finance/Mail Stop 4631
United States Securities and Exchange Commission
Washington, D.C. 20549-4631

Dieter King, Esq.
Staff Attorney
Division of Corporation Finance/Mail Stop 4631
United States Securities and Exchange Commission
Washington, D.C. 20549-4631

Mr. Martin M. Ellen
Principal Financial Officer
Chief Financial Officer
Senior Vice President – Finance
Snap-on Incorporated

Kenneth V. Hallett, Esq.
Quarles & Brady LLP